Exhibit 99.1

Selected Consolidated Financial Data

The following selected condensed consolidated statements of comprehensive income and other financial data for the six months ended December 31, 2019 and 2020, and the consolidated balance sheet data as of June 30, 2020 and December 31, 2020 have been derived from our unaudited condensed consolidated financial statements which are included elsewhere in this report. Our unaudited condensed consolidated financial statements have been prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP.

The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our unaudited condensed consolidated financial statements and related notes and the “Operating and Financial Review and Prospects” included elsewhere in this report.

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited financial results is shown as below:

(In USD thousands, except share numbers and per share data)
	Six months ended December 31,
	2019	2020
	(Unaudited)	(Unaudited)
Statement of Comprehensive Income Data
Net revenues
Integrated solutions contract revenue	$234,141	$248,174
Product sales	12,661	15,026
Revenue from services	46,536	61,595

Total net revenues	293,338	324,795
Costs of integrated solutions contracts	163,985	181,737
Costs of products sold	3,430	2,947
Costs of services rendered	17,785	22,991

Gross profit	108,138	117,120
Operating expenses
Selling	17,670	18,435
General and administrative	21,224	24,757
Research and development	22,748	28,601
VAT refunds and government subsidies	(9,799)	(8,890)

Total operating expenses	51,843	62,903

Income from operations	56,295	54,217
Other income, net	3,327	2,774
Foreign exchange gain (loss)	545	(5,668)
Gains on disposal of an investment in an equity investee	5,763	—
Share of net income of equity investees	3,538	4,659
Interest income	6,128	6,720
Interest expenses	(119)	(277)
Dividend income from equity security investments	1,145	3

Income before income taxes	76,622	62,428
Income tax expenses	13,001	10,666

Net income	63,621	51,762
Less: net losses attributable to non-controlling interests	(125)	(151)

Net income attributable to Hollysys Automation Technologies Ltd.	$63,746	$51,913

Other comprehensive income, net of tax of nil
Translation adjustments	$(13,253)	$83,653

Comprehensive income	50,368	135,415

Less: comprehensive income attributable to non-controlling interests	953	53

Comprehensive income attributable to Hollysys Automation Technologies Ltd.	$49,415	135,362

Net income per share:
Basic	$1.05	$0.86
Diluted	$1.05	$0.86
Shares used in net income per share computation:
Basic	60,504,151	60,498,431
Diluted	60,648,680	60,693,633

	June 30, 2020	December 31, 2020
		(Unaudited)
Balance Sheet Data
Total current assets	1,174,494	1,355,599
Total assets	1,360,835	1,568,867
Total current liabilities	327,302	434,360
Total liabilities	371,949	478,075
Net assets	988,886	1,090,792
Non-controlling interests	4,403	4,456
Stockholders’ equity	984,483	1,086,336

In evaluating our results, the non-GAAP measures of “Non-GAAP general and administrative expenses (“Non-GAAP G&A expenses”)”, “Non-GAAP cost of integrated contracts”, “Non-GAAP other income, net”, “Non-GAAP net income attributable to Hollysys” and “Non-GAAP earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with US GAAP. We believe these non-GAAP measures are useful to investors as they exclude: 1) the non-cash share-based compensation expenses, 2) amortization of acquired intangible assets, and 3) fair value adjustments of a bifurcated derivative. All of the above will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders have a better understanding of our operating results and growth prospects. In addition, given the business nature of Hollysys, it has been a common practice for investors and analysts to use such non-GAAP measures to evaluate the Company. Specifically, the non-GAAP measures excluded the following items:

1) The non-cash share-based compensation expenses, which are calculated based on the number of shares or options granted and their fair value as of grant date.

2) Amortization of acquired intangible assets, which is a non-cash expense relating primarily to acquisitions. At the time of an acquisition, the identifiable definite-lived intangible assets of the acquired company, such as patents and copyrights, are valued and amortized over their estimated lives. Value is also assigned to the acquired indefinite-lived intangible assets, which comprises of goodwill that is not subject to amortization.

3) Fair value adjustments of a bifurcated derivative are accounting adjustments to report the change of fair value of the feature bifurcated as a derivative from a convertible bond issued by the Company, the underlying host instrument which is accounted for as a liability at its fair value.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

	Six months ended December 31,
	2019	2020
Cost of integrated solutions contracts	163,985	181,737
Less: Amortization of acquired intangible assets	156	160
Non-GAAP cost of integrated solutions contracts	163,829	181,577

G&A expenses	21,224	24,757
Less: Share-based compensation expenses	40	938
Non-GAAP G&A expenses	21,184	23,819

Other income, net	3,327	2,774
Fair value adjustments of a bifurcated derivative	(5)	—
Non-GAAP other income, net	3,322	2,774

Net income attributable to Hollysys Automation Technologies Ltd.	63,746	51,913
Add: Share-based compensation expenses	40	938
Amortization of acquired intangible assets	156	155
Fair value adjustments of a bifurcated derivative	(5)	—
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	63,937	53,006
Weighted average number of ordinary shares outstanding used in computation:
Basic	60,504,151	60,498,431
Diluted	60,648,680	60,693,633
Non-GAAP earnings per share:
Basic	1.06	0.88
Diluted	1.06	0.87

Exchange Rate Information

A majority of our business is conducted in China. We also operate in Singapore, Malaysia and several other jurisdictions in Asia and Middle East through Hollysys (Asia Pacific) Pte. Limited, Hollysys Automation India Private Limited, PT Hollysys Automation Indonesia, Bond Corporation Pte. Ltd., Bond M&E Pte. Ltd., Bond M&E Sdn. Bhd., Bond M&E (K.L.) Sdn. Bhd., Concord Corporation Pte. Ltd. (“CCPL”), Concord Electrical Pte. Ltd., Concord Electrical Sdn. Bhd., Concord Corporation Pte. Ltd, Dubai Branch, Concord Electrical Contracting Ltd. (“CECL”), Concord M Design and Engineering Company Ltd. We use US dollars as our reporting currency in our financial statements in this interim report. For entities whose functional currency is not US dollars, assets and liabilities are translated into US dollars at the balance sheet date rates; equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the International Monetary Fund. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the condensed consolidated statement of comprehensive income and changes in equity. Transactions and amounts in other parts of this interim report in foreign currencies recorded at the rates of exchange prevailing when the transactions occurred. With respect to amounts not recorded in our condensed consolidated financial statements but included elsewhere in this interim report, all conversion between RMB and US dollars were made at a rate of RMB 6.8039 to $1.00, and all conversion between Singapore dollars and US dollars were made at a rate of SGD 1.3615 to $1.00, as set forth by the International Monetary Fund as of December 31, 2020. We make no representation of any kind that RMB, Singapore dollar, US dollar or any other currency referenced in this report could have been, or could be, converted into the other stated currencies at the rates stated below, any particular rate, or at all. The Chinese government imposes control over its foreign-currency reserves through both direct regulation concerns conversion of RMB into foreign exchange and through restrictions on foreign trade.

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